EXHIBIT 99.2

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                     DECEMBER 31      MARCH 31
                                                        2001            2002
                                                  --------------    -----------
ASSETS
Current assets:
  Cash and short-term investments.................$       1,342.8   $       1,482.8
  Accounts receivable ............................        1,054.1           1,072.3
  Inventories ....................................        1,372.7           1,238.3
  Prepaid and other assets........................          177.3             178.2
  Deferred income taxes...........................           49.7              49.7
                                                  ---------------   ---------------
                                                          3,996.6           4,021.3
Capital assets ...................................          915.1             938.7
Goodwill on business combinations (note 2)........        1,128.8           1,137.9
Other intangible assets ..........................          427.2             442.2
Other assets .....................................          165.2             203.7
                                                  ---------------   ---------------
                                                  $       6,632.9   $       6,743.8
                                                  ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................$       1,198.3   $       1,182.2
  Accrued liabilities.............................          405.7             473.3
  Income taxes payable............................           21.0              21.7
  Deferred income taxes...........................           21.8              21.8
  Current portion of long-term debt ..............           10.0               5.4
                                                  ---------------   ---------------
                                                          1,656.8           1,704.4
Long-term debt ...................................          137.4             136.4
Accrued post-retirement benefits .................           47.3              66.9
Deferred income taxes.............................           41.5              40.3
Other long-term liabilities.......................            4.3               3.5
                                                   --------------    --------------
                                                          1,887.3           1,951.5
Shareholders' equity:
  Convertible debt................................          886.8             893.8
  Capital stock...................................        3,699.0           3,703.2
  Retained earnings...............................          162.7             198.2
  Foreign currency translation adjustment.........           (2.9)             (2.9)
                                                   ---------------   ---------------
                                                          4,745.6           4,792.3
                                                   --------------    --------------
                                                  $       6,632.9   $       6,743.8
                                                  ===============   ===============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                         THREE MONTHS ENDED
                                                                              MARCH 31
                                                                          2001        2002
                                                                    -------------- ----------

Revenue........................................................       $    2,692.6    $ 2,151.5
Cost of sales..................................................            2,499.3      1,999.4
                                                                      ------------    ---------
Gross profit...................................................              193.3        152.1
Selling, general and administrative expenses ..................               89.0         76.7
Amortization of goodwill and other intangible assets (note 2)..               29.6         22.0
Integration costs related to acquisitions .....................                2.3          3.9
Other charges (note 4).........................................                3.8            -
                                                                      ------------    ---------
Operating income...............................................               68.6         49.5
Interest on long-term debt.....................................                4.3          5.4
Interest income, net...........................................               (7.8)        (3.7)
                                                                      -------------   ----------
Earnings before income taxes...................................               72.1         47.8
                                                                      ------------    ---------
Income taxes:
  Current .....................................................               13.0          9.4
  Deferred (recovery)..........................................                4.3         (1.3)
                                                                      ------------    ----------
                                                                              17.3          8.1
                                                                      ------------    ---------
Net earnings for the period....................................               54.8         39.7

Retained earnings, beginning of period.........................              217.5        162.7
Convertible debt accretion, net of tax.........................               (3.4)        (4.2)
                                                                      -------------   ----------
Retained earnings, end of period...............................       $      268.9   $    198.2
                                                                      ============   ==========

Basic earnings per share.......................................       $      0.25    $     0.15

Diluted earnings per share (note 6)............................       $      0.25    $     0.15

Weighted average number of shares outstanding:
   - basic (in millions).......................................              203.6        229.8
   - diluted (in millions) (note 6)............................              223.1        236.8



          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                                  THREE MONTHS ENDED
                                                                       MARCH 31
                                                                 2001            2002
                                                            -------------- ----------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings for the period ...........................       $      54.8    $      39.7
Items not affecting cash:
  Depreciation and amortization........................              69.7           79.0
  Deferred income taxes................................               4.3           (1.3)
  Other charges........................................              0.3               -
  Other................................................               1.8            2.4
                                                              -----------    -----------
Cash from earnings.....................................             130.9          119.8
                                                              -----------    -----------
Changes in non-cash working capital items:
  Accounts receivable..................................             301.9           11.7
  Inventories..........................................             (31.4)         158.6
  Other assets.........................................             (53.3)         (37.0)
  Accounts payable and accrued liabilities.............            (596.0)          20.1
  Income taxes payable.................................             (12.9)           0.7
                                                              ------------    ----------
  Non-cash working capital changes.....................            (391.7)         154.1
                                                              ------------   -----------
  Cash provided by (used in) operations................            (260.8)         273.9
                                                              ------------   -----------

INVESTING:
  Acquisitions, net of cash acquired...................             (65.7)        (102.9)
  Purchase of capital assets...........................             (76.8)         (26.1)
  Other................................................              (0.4)             -
                                                              ------------   -----------
  Cash used in investing activities....................            (142.9)        (129.0)
                                                              ------------   ------------

FINANCING:
  Bank indebtedness....................................                -            (1.3)
  Decrease in long-term debt...........................              (1.3)          (5.6)
  Deferred financing costs.............................                -            (0.4)
  Issuance of share capital............................              4.1             3.2
  Other................................................                -            (0.8)
                                                              ----------     ------------
  Cash provided by (used in) financing activities......               2.8           (4.9)
                                                              -----------    ------------

Increase (decrease) in cash............................            (400.9)          140.0
Cash, beginning of period..............................             883.8         1,342.8
                                                              -----------    ------------
Cash, end of period....................................       $     482.9    $    1,482.8
                                                              ===========    ============

Supplemental information:
  Paid during the period:
  Interest.............................................       $       0.5    $       2.3
  Taxes................................................       $      19.4    $       4.8

Non-cash financing activities:
  Convertible debt accretion, net of tax ..............       $       3.4    $       4.2
  Shares issued for acquisitions.......................       $      1.5     $         -


              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
        THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION
               WITH THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.    NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.    SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of operations and cash flows for the three months ended March 31, 2001 and 2002.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a)      BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:

    In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

     Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

     The Company has adopted these new standards as of January 1, 2002 and has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets including estimates of remaining useful lives and has reclassed $9.1 million to conform with the new criteria.

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

     Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                        2001            2002
                                                   --------------  ------------
    Net earnings...............................       $    54.8       $    39.7
    Add back: goodwill amortization............             9.9               -
                                                      ---------       ---------
    Net earnings before goodwill amortization..       $    64.7       $    39.7
                                                      =========       =========

    Basic earnings per share:
    Net earnings...............................       $    0.25       $    0.15
    Net earnings before goodwill amortization..       $    0.30       $    0.15

    Diluted earnings per share:
    Net earnings ..............................       $    0.25       $    0.15
    Net earnings before goodwill amortization..       $    0.29       $    0.15



(b) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

     Effective  January 1,  2002,  the  Company  adopted  the new CICA  Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

     The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.64%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and a weighted-average expected option life of 7.5 years. The weighted-average grant date fair values of options issued during the quarter was $29.87 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the three months ended March 31, 2002, the Company's pro forma net earnings is $39.5, basic earnings per share is $0.15 and diluted earnings per share is $0.15.

3.   ACQUISITIONS:

     ASSET ACQUISITIONS:

     On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The purchase price was financed with cash and was allocated to the net assets acquired,

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


based on their relative fair values at the date of acquisition. The Company is obtaining third party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

4.   OTHER CHARGES:

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                        2001             2002
                                                   --------------  -------------

    Restructuring..............................       $     3.8       $     -
                                                   ==============  =============


     In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability:

                                                               LEASE AND
                                              EMPLOYEE           OTHER         FACILITY
                                             TERMINATION      CONTRACTUAL     EXIT COSTS
                                                COSTS          OBLIGATIONS     AND OTHER         TOTAL
                                             -----------     -------------   -----------      ----------
    Balance at December 31, 2001........      $     39.5       $     33.7    $      9.5       $     82.7
    Cash payments.......................           (13.7)            (2.9)         (0.9)           (17.5)
                                              -----------      -----------   -----------      -----------
    Balance at March 31, 2002...........      $     25.8       $     30.8    $      8.6       $     65.2
                                              ----------       ----------    ----------       ----------

     As of December 31, 2001, 2,330 employee positions remain to be terminated during 2002. 913 employees were terminated during the quarter. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

 5.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by operating segment.

                                                          THREE MONTHS ENDED
                                                               MARCH 31
                                                         2001             2002
                                                       -----------    ------------
    REVENUE
    Americas....................................       $   1,695.6    $    1,359.4
    Europe......................................             904.9           470.3
    Asia........................................             215.0           400.7
    Elimination of inter-segment revenue........            (122.9)          (78.9)
                                                       ------------   -------------
                                                       $   2,692.6    $    2,151.5
                                                       ===========    ============

    EBIAT
    Americas....................................       $     52.7     $       40.3
    Europe......................................             41.2             15.4
    Asia........................................             10.4             19.7
                                                       ----------     ------------
                                                            104.3             75.4
    Interest, net...............................              3.5             (1.7)
    Amortization of goodwill and other intangible
    assets......................................            (29.6)           (22.0)
    Integration costs related to acquisitions...             (2.3)            (3.9)
    Other charges...............................             (3.8)              -
                                                       ----------     -----------
    Earnings before income taxes................       $     72.1     $       47.8
                                                       ==========     ============


                                                            AS AT MARCH 31
                                                         2001         2002
                                                    --------------  ---------

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                            AS AT MARCH 31
                                                         2001            2002
                                                       ----------     ------------

    TOTAL ASSETS
    Americas....................................       $  3,068.0     $    3,496.0
    Europe......................................          1,916.4          1,484.3
    Asia........................................            414.5          1,763.5
                                                       ----------     ------------
                                                       $  5,398.9     $    6,743.8
                                                       ==========     ============

6.   WEIGHTED AVERAGE SHARES OUTSTANDING:

     For the three months ended March 31, 2002, the weighted average number of shares outstanding for purposes of the diluted earnings per share calculation, excludes the effect of convertible securities as they are anti-dilutive.